U.S. Regulatory - Regulation 13D-G

Run Date:  20-Mar-2023 04:56:27 PM

Data As Of Date:  3/20/23

Firm Name: Cambridge Trust Company

Outstanding Share Data Available:  Yes

Percentage of Outstanding Shares:  5

Include PAS Accounts: Yes

Include Shadow Accounts: Yes

Include Delisted Securities: Yes




MusclePharm Corp		CUSIP   627335201	8.80 %